Exhibit 99.2

FinVolution Group Announces New Share Repurchase Program of up to US$60 million

SHANGHAI, August 25, 2020 /PRNewswire/ — FinVolution Group (“FinVolution”, or the “Company”) (NYSE: FINV), a leading fintech platform in China, today announced that effective August 24, 2020, the board of directors of the Company (the “Board”) approved a new share repurchase program (the “New Program”) whereby the Company is authorized to repurchase its own Class A ordinary shares in the form of American depositary shares (“ADS”) with an aggregate value of up to US$60 million till December 31, 2021.

Mr. Feng Zhang, Chief Executive Officer of FinVolution, said, “FinVolution remains firmly committed to shareholder value, and since the initial launch in 2018 of our original share repurchase program of up to US$120 million, we have cumulatively deployed approximately US$111 million to purchase the Company’s ADS as of August 24, 2020. This New Program serves as an expansion of our share buyback efforts, bringing the total cumulative amount of capital for share repurchase up to US$180 million. It further reflects our confidence in the Company’s business operations and outlook, as well as our firm commitment to generating long-term value for our shareholders.”

About FinVolution Group

FinVolution Group is a leading fintech platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of June 30, 2020, the Company had over 110.4 million cumulative registered users.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please visit https://ir.finvgroup.com

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030 3200- Ext 8601

E-mail: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com